Exhibit 1.01

Cavco Industries, Inc.
Conflict Minerals Report
For the Calendar Year Ending December 31, 2024
We have prepared and furnished this Conflict Minerals Report, for the calendar year ending December 31, 2024, pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended ("Rule 13p-1"). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein.
Company Overview
Cavco Industries, Inc. ("Cavco," "us," "we," or the "Company") designs and produces factory-built homes, park model RVs, vacation cabins and systems-built commercial structures. A majority of our products are built under the United States Department of Housing and Urban Development ("HUD") standards for factory-built homes.
We do not purchase raw ore or unrefined Conflict Minerals, and make no purchases from the Democratic Republic of the Congo or its adjoining countries (the "Covered Countries"). Further, we are several levels removed from the mining and processing of Conflict Minerals. Nevertheless, we expect that our suppliers will purchase products and materials that are conflict free. As such, we are committed to ensuring compliance with the Dodd-Frank Act and related Securities and Exchange Commission regulations relating to Conflict Minerals.
Conflict Minerals Compliance Process
In furtherance of our Conflict Minerals initiatives, we designed and performed the following due diligence measures for 2024, in accordance with the guidance issued by the Organization for Economic Cooperation and Development's ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ("OECD Guidance"), an internationally recognized framework.

•OECD Guidance Step 1: Establish Strong Company Management Systems
We have a Conflict Minerals Policy aimed at reducing the risk that our products contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. This policy includes the processes by which we facilitate compliance with the Dodd-Frank Act and related SEC regulations relating to Conflict Minerals.

We have a Conflict Minerals Task Force ("Task Force") to assist in ensuring compliance with the Conflict Minerals Policy. Subject matter experts are consulted on an as needed basis.

•OECD Guidance Step 2: Identify and Assess Risks in the Supply Chain
As noted above, we do not purchase raw ore or unrefined Conflict Minerals nor do we make purchases from the Covered Countries. Therefore, we must rely upon our independent suppliers to provide information with respect to the origin of Conflict Minerals contained in the products they supply. Our reasonable country of origin inquiry ("RCOI"), and other due diligence measures, can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary Conflict Minerals. Our due diligence processes are based on the necessity of seeking data from our independent suppliers of in scope products and on those suppliers, in turn, seeking similar information within their supply chains to identify the original sources of the necessary Conflict Minerals.

Members of the Task Force evaluated the products used in our manufacturing process and identified those components considered necessary to the functionality or production of our products ("covered products") as those that are required under the HUD standards. We then designated those covered products that potentially contain Conflict Minerals as "in scope products." The RCOI was designed to determine whether the in scope products contain Conflict Minerals, and if so, whether those materials originated in a Covered Country or came from recycled or scrap materials.

We requested and obtained information from our suppliers of in scope products regarding the use and origin of Conflict Minerals in applicable products supplied. We asked our suppliers to utilize the Conflict Minerals Reporting Template ("CMRT") developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative to report their sourcing procedures. We reviewed any responses received from the identified suppliers for completeness, errors and inconsistencies. Incomplete, inconsistent or missing responses elicited further inquiry.
•OECD Guidance Step 3: Design and Implement a Strategy to Respond to Identified Risks
Upon evaluation, some of the selected suppliers were unable to determine whether or not their supply chain sources Conflict Minerals from Covered Countries. Other suppliers had performed their RCOI, but the data obtained was at the supplier, or in some cases the parent company, level and could not be directly tied to a component part that the Company purchases from the supplier. Consequently, we are unable to determine if any of the Conflict Minerals reported by the respondent are contained in components or parts supplied to us, or to validate that any of these smelters or refiners are directly in our supply chain. As a result, we have elected not to present smelter and refiner names in this report. We were unable to obtain responses from all of our suppliers. In addition, when available, we reviewed suppliers' Conflict Minerals reports filed with the SEC pursuant to Rule 13p-1 on Form SD or postings on their website in regards to their RCOI or Conflict Minerals policies.

•OECD Guidance Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
Because we are not the direct purchaser of Conflict Minerals, we do not conduct or commission independent third-party audits of the smelters and refiners from which our vendors and service providers source Conflict Minerals. In creating and implementing our Conflict Minerals compliance program, we rely upon the results obtained from our independent suppliers.

•OECD Guidance Step 5: Report on Supply Chain Due Diligence
With the preparation and submission of this Conflict Minerals Report, we have provided a public report of our due diligence measures with regard to the sourcing of Conflict Minerals. A copy of this report is also made available on our investor relations website at http://investor.cavco.com. Pursuant to Rule 13p-1, we prepare and submit a Conflict Minerals Report each year, as required.

Due Diligence Results
Based on the RCOI results obtained, we do not have sufficient information to conclusively determine the countries of origin of the Conflict Minerals, or the status of the smelters or refiners used for our in scope products.

Risk Mitigation/Future Due Diligence Measures
We intend to engage with identified independent suppliers to obtain accurate and complete information about the supply chain and ask that they continue to improve their due diligence efforts to identify smelters and refiners processing Conflict Minerals contained in our in scope products.